Exhibit 8.1

     Unless stated otherwise, each subsidiary is wholly owned by us and does business under its name of incorporation.

Company	Jurisdiction of Incorporation
ARM, Inc.	United States
Axys Design Automation, Inc.	United States
Axys Germany GmbH	Germany
ARM Embedded Technologies Pvt. Ltd.	India
ARM KK	Japan
ARM Korea Limited	South Korea
ARM Limited	England and Wales
ARM Physical IP, Inc.	United States
ARM QUEST Trustees Limited	England and Wales
ARM Taiwan Limited (99.9% owned)	Taiwan
Advanced RISC Machines Limited*	England and Wales
Allant Software Corporation*	United States
ARM France SAS	France
ARM Consulting (Shanghai) Co. Ltd.	P.R. China
ARM Belgium N.V.	Belgium
ARM Physical IP International Limited	Republic of Ireland
ARM Physical IP San Diego Operations, Inc.	United States
ARM Physical IP International Delaware LLC	United States
ARM Physical IP Asia Pacific Pte Ltd.	Singapore
* Dormant

Exhibit 8.1 - 1